
February 7, 2022

Corbin J. Robertson, Jr.
Chief Executive Officer
Natural Resource Partners L.P.
1201 Louisiana St.
Suite 3400
Houston, TX 77002

> **Re: Natural Resource Partners L.P.**
> **Registration Statement on Form S-3**
> **Filed January 31, 2022**
> **File No. 333-262435**

Dear Mr. Robertson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ramey Layne, Esq.